EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in this Registration Statement on Form S-8 of our report dated March 14, 2005 relating to the consolidated financial statements, management's assessment of the effectiveness of internal control over financial reporting and the effectiveness of internal control over financial reporting, of Cleco Corporation, which appears in Cleco Corporation's Annual Report on Form 10-K for the year ended December 31, 2004. We also consent to the incorporation by reference of our report dated March 29, 2005 relating to the financial statement schedules which appears in Cleco Corporation's Amendment No. 1 to the Annual Report on Form 10-K/A for the year ended December 31, 2004.

/s/ PricewaterhouseCoopers LLP
New Orleans, Louisiana
August 12, 2005